Exhibit 99.1

Medicure 2020 Annual and Q1 2021 Results and Conference Call Date

WINNIPEG, MB, May 5, 2021 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV: MPH) (OTC: MCUJF), a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market, will release financial results for the quarter ended March 31, 2021 on Monday, May 10, 2021. The first quarter financial statements will be made available on the Company's website at www.medicure.com. Medicure will hold a conference call and webcast regarding the 2020 annual and Q1 2021 results on Tuesday, May 11, 2021 at 7:30 AM Central Time (8:30 AM Eastern Time).

Conference Call Info:

Topic:  Medicure's 2020 Annual and Q1 2021 Results

Call date:  Tuesday, May 11, 2021

Time:  7:30 AM Central Time (8:30 AM Eastern Time)

Canada toll: 1 (416) 764-8659

North American toll-free:  1 (888) 664-6392

Passcode:  not required

Webcast:    This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following link: http://www.medicure.com/investors

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

About Medicure Inc.
Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG® (pitavastatin) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. Medicure also operates Marley Drug, Inc. ("Marley"), a pharmacy located in North Carolina that offers an Extended Supply mail order drug program serving 49 states, Washington D.C. and Puerto Rico. Marley is committed to improving the health status of its patients and the communities they serve while reducing overall health care costs for employers and other health care consumers. For more information visit www.marleydrug.com. To learn more about The Extended Supply Generic Drug Program call 800.286.6781 or email info@marleydrug.com. For more information on Medicure please visit www.medicure.com. For additional information about AGGRASTAT®, refer to the full Prescribing Information. For additional information about ZYPITAMAG®, refer to the full Prescribing Information.

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

View original content:http://www.prnewswire.com/news-releases/medicure-2020-annual-and-q1-2021-results-and-conference-call-date-301284836.html

SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2021/05/c1637.html

%CIK: 0001133519

For further information: Dr. Albert Friesen, Chief Executive Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 15:03e 05-MAY-21